



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance
Mail Stop 2-3

Stockholm, Sweden, August 28, 2006

SUPPL

File No. 82-812

Enclosed please find the following press releases from Atlas Copco AB, marked with the above stated number.

- Atlas Copco completes acquisition of company in healthcare sector
- Atlas Copco acquires German industrial tool company

ATLAS COPCO AB
Corporate Communications

Ylva Thornander Jonsson

Sent by DHL AWB 478 6240 012

dlw 9/5

Atlas Copco Group Center
Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone +46 (0)8 743 8000
Telefax +46 (0)8 644 9045

A Public Company (pu
Reg. No. 556014-2720
Reg. Office Nacka



Press Release from the Atlas Copco Group

For further information please contact:
Joanna Canton, Media Relations Manager
+44 (0)7971 65 01 15

Atlas Copco completes acquisition of company in healthcare sector

Stockholm, Sweden, August 25, 2006: Atlas Copco North America Inc. has acquired Beacon Holdings Corporation (parent company to BeaconMedaes and Medaes), United States, from The Riverside Company. The BeaconMedaes group is a solutions provider, predominantly of medical air systems and medical utility delivery systems for hospitals.

In 2005 revenues were approx. MSEK 720 (MEUR 77) and the operating profit margin approx. 7%. The purchase price, paid in cash, was MSEK 700 (MEUR 75).

The BeaconMedaes group is headquartered in Charlotte, North Carolina, the United States and has 386 employees. The company has assembly facilities and a strong presence in both the United States and Great Britain. It is a world-leading supplier of medical air equipment, including medical air compressors, vacuum systems and pipeline components. Its products, for example, supply breathing air for hospitals and compressed air to drive surgical tools.

BeaconMedaes becomes Atlas Copco's competence center for medical air and medical utility delivery systems. The business is part of Atlas Copco Compressor Technique's Industrial Air division and the products will be sold under the brand names Atlas Copco, Medaes and BeaconMedaes.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

For further information please contact:
Fredrik Möller, Business Area President, Industrial Technique
+46 (0)8 743 95 92 or +46 (0)70 555 95 92
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Atlas Copco acquires German industrial tool company

Stockholm, Sweden, August 28, 2006: Atlas Copco Holding GmbH, Germany, has acquired the industrial tool manufacturer, Microtec Systems GmbH, Germany. Microtec Systems reported an annual turnover of approximately MSEK 18 (MEUR 2) in 2005 and it has 18 employees.

Microtec Systems (Microtec), based south of Stuttgart, Germany, specializes in advanced electric tightening tools for small screw applications. The main customer group is the electronics industry. Microtec's products are complementary to Atlas Copco's range of industrial tools and assembly systems, and have mainly been sold on selected markets. By adding Atlas Copco's worldwide channels to market, the business is expected to grow significantly.

"The electronics industry is growing fast and is an important customer segment for us. Through the acquisition we will be able to offer these, and other customers, the widest and most competitive product range," says Fredrik Möller, Business Area President, Atlas Copco Industrial Technique.

Microtec will be part of the Atlas Copco Tools and Assembly Systems General Industry division within the Industrial Technique business area. It will operate under the Atlas Copco and Microtec brands.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Atlas Copco Tools and Assembly Systems General Industry is a division within Atlas Copco's Industrial Technique business area. It markets hand-held electric and pneumatic tools, assembly systems, software and services to customers worldwide within general engineering, aerospace, appliance and consumer electronics, transport, power and energy equipment. The division is headquartered in Stockholm, Sweden.